Exhibit 99.1

Cimetrix Announces Third Quarter 2012 Financial Results
Sustained Product Investments Position Company for Growth in Next Up Cycle

SALT LAKE CITY, UT — November 7, 2012 — Cimetrix, Incorporated (OTCQB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for its third quarter and nine months ended September 30, 2012 as follows:

Third Quarter 2012 Financial Results Highlights
•	Software license updates and product support increased 12% year-over-year
•	Total software revenue was down 12% sequentially, flat year-over-year
•	Total revenue decreased 26% year-over-year to $1,314,000 from $1,769,000
•	Total operating costs and expenses decreased 26% year over year to $1,311,000 from $1,761,000
•	Net income for the third quarter was $4,000, the thirteenth consecutive quarter of profitability

Nine Month 2012 Financial Results Highlights
•	Total software revenue decreased 18% to $3,700,000 from $4,539,000
•	Total revenue decreased 29% year-over-year to $4,319,000 from $6,091,000
•	Professional services revenue decreased 60% to $619,000 from $1,552,000
•	Net income was $48,000, compared to net income of $518,000 in 2011

Third Quarter 2012 Highlights
•
Great Interest at SEMICON West. Visitor traffic to the Cimetrix booth at SEMICON West was up over 50% from last year, as Cimetrix demonstrated its current product line of Connectivity and Equipment Control software products, as well as prototypes of an exciting new product line.

•
Strong Momentum and Collaboration Building for New Product Line. Over the past eighteen months, Cimetrix has been investing in research and development for a new product line, while simultaneously building a team consisting of key customers, industry experts, and end users (the Company’s customers’ customers). Despite being in the midst of an industry down cycle, there was a high level of interest in the Company’s product prototypes that are aligned to increasing equipment productivity and decreasing costs at semiconductor fabrication facilities.

•
Five New Design Wins for Connectivity and Equipment Control. During the third quarter, the Company won five new design wins for its products at major equipment manufacturers in North America, Europe, and Japan. All are expected to go into production and contribute to Cimetrix runtime license revenue in 2013 and beyond. Despite the industry slowdown which is delaying new OEM equipment launches, customers are increasingly building next generation equipment incorporating Cimetrix products.

Management’s Comments

“At the start of 2012, all of the industry analysts and certain of our own channel checks were predicting a gradual recovery that would significantly strengthen during the third and fourth quarters. While we hoped this consensus was correct, we have enough experience in this industry to know things can change quickly, which is exactly what happened. Data from SEMI and leading equipment makers indicates that the semiconductor capital equipment industry slowed around 20% from the second to the third quarter,” said Bob Reback, Cimetrix president and CEO. “Fortunately, we were diligent during the 2010/2011 up cycle in paying off all debts, building up our cash reserves, and maintaining a solid bank line of credit. In addition, Cimetrix greatly strengthened its software engineering capability by upgrading and expanding the number of full-time engineers within the Company. This combination of prudent management, solid financial footing, and greatly increased engineering capacity allows us to execute a strategy during this down cycle that invests in our products, our customer relationships and significant research and development. We believe this strategy will enable us to continue at roughly break-even during the down cycle while positioning the Company for significant growth in the next up cycle.”

Fourth Quarter 2012 Outlook

The PV and LED markets remain very sluggish. Regarding semiconductor capital equipment, SEMI reported bookings have declined every month since May 2012. Cimetrix customers have confirmed they expect this incremental slowdown in equipment shipments to continue throughout the fourth quarter, with growth returning in 2013. During these uncertain economic times, Cimetrix continues to maintain a disciplined cost structure, pursue new customer design wins, and invest in new product development. Our goal is to be well positioned for growth when the end user markets recover.

About Cimetrix Incorporated
Cimetrix (OTCQB & OTCBB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMI SECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI/SEMATECH) programs.
For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #
Company Contact	Investor Contact
Rob Schreck	Jordan Darrow
Cimetrix Incorporated	Darrow Associates, Inc.
Phone: (801) 256-6500	Phone: (631) 367-1866
rob.schreck@cimetrix.com	jdarrow@darrowir.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,
	2012	December 31,
ASSETS	(Unaudited)	2011
Current assets:
Cash	$1,119,000	$871,000
Accounts receivable, net	552,000	944,000
Inventories	22,000	22,000
Prepaid expenses and other current assets	82,000	64,000
Total current assets	1,775,000	1,901,000

Property and equipment, net	98,000	122,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$1,957,000	$2,107,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$61,000	$224,000
Accrued expenses	193,000	485,000
Deferred revenue	408,000	213,000
Total current liabilities	662,000	922,000

Total liabilities	662,000	922,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,567,006 and 45,234,256 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,663,000	33,601,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,323,000)	(32,371,000)
Total stockholders’ equity	1,295,000	1,185,000

	$1,957,000	$2,107,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenues:
New software licenses	$890,000	$922,000	$2,964,000	$3,853,000
Software license updates and product support	278,000	249,000	736,000	686,000
Total software revenues	1,168,000	1,171,000	3,700,000	4,539,000
Professional services	146,000	598,000	619,000	1,552,000

Total revenues	1,314,000	1,769,000	4,319,000	6,091,000

Operating costs and expenses:
Cost of revenues	504,000	872,000	1,817,000	2,653,000
Sales and marketing	226,000	257,000	736,000	809,000
Research and development	296,000	331,000	746,000	1,051,000
General and administrative	268,000	288,000	919,000	990,000
Depreciation and amortization	17,000	13,000	48,000	36,000

Total operating costs and expenses	1,311,000	1,761,000	4,266,000	5,539,000

Income from operations	3,000	8,000	53,000	552,000

Other income (expenses):
Interest income	1,000	1,000	1,000	3,000
Interest expense	-	(6,000)	-	(37,000)

Total other income (expenses), net	1,000	(5,000)	1,000	(34,000)

Income before income taxes	4,000	3,000	54,000	518,000

Provision for income taxes	-	-	6,000	-

Net income and comprehensive income	$4,000	$3,000	$48,000	$518,000

Net income per common share:
Basic	$0.00	$0.00	$0.00	$0.01
Diluted	$0.00	$0.00	$0.00	$0.01

Weighted average number of shares
outstanding:
Basic	45,727,000	45,318,000	45,716,000	45,178,000
Diluted	46,458,000	46,374,000	46,418,000	46,577,000